

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC

Financial Statements

December 31, 2020

armanino

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBS Holding Corporation dba I-Bankers Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Stockton Street, 7th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shelley Leonard 817-291-8962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Shelley Leonard _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

AS President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



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State of California)
County of Ventura)

On February 25, 2021 before me, Jeneda B. Hunt, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Shelley Leonard
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

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Description of Attached Document
Annual Audited report form X-17A-5 part III
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Document Date: 02/25/2021 Number of Pages: 2 plus ACK
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TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
IBS Holding Corporation DBA I-Bankers Securities, Inc
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IBS Holding Corporation DBA I-Bankers Securities, Inc (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information to the Financial Statements (the "supplemental information") listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Armanino LLP

Armanino^{LLP}
Woodland Hills, California

We have served as the Company's auditor since 2020.

February 26, 2021



IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 9,963,113
Deposit with clearing organization	50,000
Receivables:	
Clearing organization	5,244,159
Other receivables	1,023,472
Income tax receivable	186,292
Investments:	
Marketable securities	711,378
Other investments	2,433,909
Fixed assets, net	434,483
Total assets	$ 20,046,806

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 685,981
Deferred tax liability	1,244,664
Note payable	104,202
Total liabilities	2,034,847
STOCKHOLDERS' EQUITY	
Common stock, 100,000 shares of $.01 par value	
Authorized, 35,535 shares issued and outstanding	530
Additional paid in capital	933,206
Less: treasury stock	(320,000)
Retained earnings	17,398,223
Total equity	18,011,959
Total liabilities and equity	$ 20,046,806

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF INCOME
Year Ended December 31, 2020

REVENUES	
Commissions and trading	$ 4,156,152
Underwriting and consulting	21,614,750
Investment losses	(2,578,686)
Interest income	54,496
Private placement fees	4,234
Other revenue	9,043
Total revenues	23,259,989
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation, and benefits	9,494,081
Clearing costs	298,358
Communications	167,518
Consulting fees	1,455,911
Occupancy	128,813
Interest expense	12,616
Professional fees	424,025
Other operating expenses	579,680
Total expenses	12,561,002
NET OPERATING INCOME	$ 10,698,987
OTHER EXPENSES	
Depreciation	8,720
Provision for income taxes	2,449,335
Total other expenses	2,458,055
NET INCOME	$ 8,240,932

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balances at December 31, 2019	$ 530	$933,206	($320,000)	$9,157,291	$9,771,027
Net income	-	-	-	8,240,932	8,240,932
Balances at December 31, 2020	$ 530	$933,206	($320,000)	$17,398,223	$18,011,959

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 8,240,932
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,720
Investment losses	2,578,686
Non-cash underwriting and consulting revenue	(3,180,297)
Deferred income taxes	1,244,664
Changes in operating assets and liabilities:	
Receivable from clearing organization	(4,184,735)
Income tax receivable	(186,292)
Other receivables	76,267
Accounts payable & accrued expenses	(1,002,855)
Income taxes payable	(643,350)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,951,740
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(425,224)
Purchases of investments	(541,728)
Proceeds from sale of investments	865,091
NET CASH USED IN INVESTING ACTIVITIES	(101,861)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds of borrowing on note payable	104,202
NET CASH PROVIDED BY FINANCING ACTIVITIES	104,202
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,954,081
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	7,009,032
End of year	$ 9,963,113
Cash paid for taxes	$ 2,034,313
Cash paid for interest	$ 12,616

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IBS Holding Corporation, ("the Company") is a registered broker dealer that began business in 1996. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2020 was $8,720.

Income Taxes: The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Income Taxes (Continued):</u> This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed. Tax expense for year 2020 is estimated at $2,449,335.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of Accounting Standards Update 2014-09 – *Revenue from Contracts with Customers* (Topic 606) include:

a. Investment advisory, investment brokerage (including income earned on riskless principal transactions)

b. Interest and dividend income

c. Principal transactions (trading gains and losses)

d. Underwriting income

e. Investment banking M&A advisory fees

f. Mutual fund and 12b-1 fees
g. Floor brokerage and exchange fees

Revenue from Contracts with Customers:

<u>Investment Advisory Fees:</u> The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Brokerage Fees (Gross): The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys those bonds at a lower price than it sells them. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Investment Banking, Merger and Acquisition (M&A) Services: These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a service, as a distinct performance obligation, in exchange for the retainer. If a promised service is not distinct, the Company combines that service with other promised services until it identifies a bundle of services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Date of Management's Review: Subsequent events were evaluated through February 26, 2021, the date which the financial statements were available to be issued.

NOTE B — LEASES

The Company leases its office facilities under a month to month lease agreement. Rent expense for the year ended December 31, 2020 was approximately $128,813. The Company had no lease commitments extending beyond one year.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $13,679,862, which was $13,579,862 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.05 to 1.0.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE E – FAIR VALUE (CONTINUED)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

The Company's management reviews at least quarterly, or more frequently as needed, to determine the valuations of the Company's Level 3 investments in private securities.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2020, there were no transfers of securities between levels. Positions held by the company at year end were classified as level 1 and level 3. The total value of the level 1 and level 3 investments at year end were $433,403 and $2,711,884, respectively.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2020 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

If applicable, any amounts payable to the clearing broker dealer at December 31, 2020 consists of margin debt collateralized by securities owned. As of December 31, 2020, there were no balances for accounts payable to the clearing broker.

NOTE G – CONTINGENCIES

During 2020, the Company was involved in ongoing litigation in regard to an underwriting deal that they acted as a syndicate on. Management, after review and discussion with counsel, believes it has meritorious defenses and intends to vigorously defend itself in these matters. At this stage in the legal process, it is not feasible to predict the final outcomes nor is it possible to determine a range of potential losses.

NOTE H – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE I – PAYCHECK PROTECTIN PROGRAM LOAN AND LONG-TERM DEBT

During the 12 months ended December 31, 2020, the Company borrowed a total of $113,202 under the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief, and the Economic Security ("CARES") Act and Economic Injury Disaster Loan program ("EIDL") sponsored by the United States and the administered by the Small Business Administration (the "SBA").

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE I – PAYCHECK PROTECTIN PROGRAM LOAN AND LONG-TERM DEBT (CONTINUED)

The Company received a PPP loan in the amount of $104,202. The loan is subject to a note dated April 17, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.

The Company additionally received an EDIL loan from the SBA in the amount of $9,000 on April 24, 2020. The loan bears interest at a rate of 3.75% and is payable in monthly installments of principal and interest over 30 years. Installment payments, including principal and interest, would begin twelve months from the date of the promissory note. During the year ended December 31, 2020, the SBA forgave the loan, and therefore it was converted into income.

NOTE J – RELATED PARTY

An entity I-Bankers Direct, LLC is affiliated through common ownership, but the Company's shares have no voting rights. Contributions to the affiliated entity totaled $506,000, during the year ended December 31, 2020.

NOTE K – CONCENTRATIONS

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts was $7,252,479 at December 31, 2020.

SUPPLEMENTAL INFORMATION

SCHEDULE I
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholders' equity	$18,011,959
Plus note payable for Paycheck Protection Program ("PPP")	104,202
Less nonallowable assets:	
Other assets	(4,356,131)
Net capital before haircuts	13,760,030
Less haircuts	(80,168)
Net capital	13,679,862
Minimum net capital required	100,000
Excess net capital	$13,579,862
Aggregate indebtedness total liabilities, less securities bought, And securities sold, not yet purchased	$ 685,981
Net capital based on aggregate indebtedness	$13,579,862
Ratio of aggregate indebtedness to net capital	0.05 to 1.0

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2020

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	14,330,524
Adjustments:		
Decrease in current income tax provision		780,294
Increase in deferred tax liability		(1,244.664)
Increase in income tax receivable		(186,292)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	13,679,862

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2020.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2020.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
CERTAIN EXEMPTION PROVISIONS UNDER RULE 15C3-3

To the Shareholders of
IBS Holding Corporation DBA I-Bankers Securities, Inc
New York, NY

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ended December 31, 2020, in which (1) IBS Holding Corporation DBA I-Bankers Securities, Inc (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP
Armanino^LLP
Woodland Hills, California

February 26, 2021

MOORE

An independent firm
associated with Moore
Global Network Limited



I-Bankers SECURITIES INCORPORATED

MANAGEMENT EXEMPTION REPORT

IBS Holding Corporation dba I-Bankers Securities, Inc., (the "Company") is a registered broker-dealer subject to SEC Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shelley Leonard
President

February 26, 2021